Exhibit 1.3
Management’s Discussion and Analysis of Financial Condition and Results of Operations for the
fiscal year ended March 1, 2008

RESEARCH IN MOTION LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE THREE MONTHS AND FISCAL YEAR ENDED MARCH 1, 2008
April 17, 2008
The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) should be read together with the audited consolidated financial statements and the accompanying notes (the “Consolidated Financial Statements”) of Research In Motion Limited (“RIM” or the “Company”) for the fiscal year ended March 1, 2008. The Consolidated Financial Statements have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”).
All financial information herein is presented in United States dollars, except for certain financial information contained in tables which is expressed in thousands of United States dollars, and as otherwise indicated.
RIM has prepared this MD&A with reference to National Instrument 51-102 “Continuous Disclosure Obligations” of the Canadian Securities Administrators. Under the U.S./Canada Multijurisdictional Disclosure System, the Company is permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. This MD&A provides information for the fiscal year ended March 1, 2008 and up to and including April 17, 2008.
Additional information about the Company, including the Company’s Annual Information Form, which is included in RIM’s Annual Report on Form 40-F, can be found on SEDAR at www.sedar.com and on the U.S. Securities and Exchange Commission’s (“SEC”) website at www.sec.gov.
Special Note Regarding Forward-Looking Statements
This MD&A contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws, including statements relating to:
•	the Company’s plans and expectations with respect to matters relating to its historical stock option granting practices, including regulatory investigations and litigation in connection therewith;

•	the Company’s estimates regarding its effective tax rate;

•	the Company’s expectations regarding the average selling price (“ASP”) of its BlackBerry devices;

•	the Company’s estimates regarding revenue sensitivity for the effect of a change in ASP;

•	the Company’s estimates of purchase obligations and other contractual commitments; and

•	the Company’s expectations with respect to the sufficiency of its financial resources.
The words “expect”, “anticipate”, “estimate”, “may”, “will”, “should”, “intend”, “believe”, “plan” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances. Many factors could cause RIM’s actual results, performance or

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the following factors, which are discussed in greater detail in the “Risk Factors” section of RIM’s Annual Information Form, which is included in RIM’s Annual Report on Form 40-F (copies of such filings may be obtained at www.sedar.com and www.sec.gov):
•	risks related to the restatement of RIM’s previously filed financial statements as a result of its internal review of its stock option granting practices, and regulatory investigations or litigation relating to those matters, including possible sanctions or penalties against the Company or its directors or officers;

•	third-party claims for infringement of intellectual property rights by RIM and the outcome of any litigation with respect thereto;

•	RIM’s ability to successfully obtain patent or other proprietary or statutory protection for its technologies and products;

•	RIM’s ability to obtain rights to use software or components supplied by third parties;

•	RIM’s ability to enhance current products and develop new products;

•	RIM’s ability to establish new, and to build on existing, relationships with its network carrier partners and distributors;

•	RIM’s dependence on its carrier partners to grow its BlackBerry subscriber account base;

•	RIM’s dependence on a limited number of significant customers;

•	the efficient and uninterrupted operation of RIM’s network operations center and the networks of its carrier partners;

•	the occurrence or perception of a breach of RIM’s security measures, or an inappropriate disclosure of confidential or personal information;

•	RIM’s ability to manage production facilities and its reliance on third-party manufacturers for certain products;

•	RIM’s reliance on its suppliers for functional components and the risk that suppliers will not be able to supply components on a timely basis or in sufficient quantities;

•	the continued quality and reliability of RIM’s products and services;

•	risks associated with RIM’s expanding foreign operations;

•	restrictions on import and use of RIM’s products in certain countries due to encryption of the products and services;

•	effective management of growth and ongoing development of RIM’s service and support operations;

•	risks associated with acquisitions, investments and other business initiatives;

•	reduced spending by customers due to the uncertainty of economic and geopolitical conditions;

•	intense competition within RIM’s industry, including the possibility that strategic transactions by RIM’s competitors or carrier partners could weaken RIM’s competitive position or that RIM may be required to reduce its prices to compete effectively;

•	dependence on key personnel and RIM’s ability to attract and retain key personnel;

•	reliance on third-party network infrastructure developers and software platform vendors;

•	foreign exchange risks;

•	changes in interest rates affecting RIM’s investment portfolio and the creditworthiness of its investment portfolio;

•	government regulation of wireless spectrum and radio frequencies;

•	the costs and burdens of compliance with new government regulations;

•	continued use and expansion of the Internet;

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
•	regulation, certification and health risks, and risks relating to the misuse of RIM’s products;

•	tax liabilities, resulting from changes in tax laws or otherwise, associated with RIM’s worldwide operations; and

•	difficulties in forecasting RIM’s quarterly financial results and the growth of its subscriber base.
These factors should be considered carefully, and readers should not place undue reliance on RIM’s forward-looking statements. RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.
Overview
RIM is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, short messaging service (SMS), Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless solution, software development tools, and other hardware and software. The Company’s sales and marketing efforts include collaboration with strategic partners and distribution channel relationships to promote the sales of its products and services as well as its own supporting sales and marketing teams.
Sources of Revenue
RIM’s primary revenue stream is its BlackBerry wireless solution, which includes sales of wireless devices, software and service. The BlackBerry wireless solution provides users with a wireless extension of their work and personal email accounts, including Microsoft® Outlook®, Lotus Notes®, Novell® GroupWise®, MSN®/Hotmail, Yahoo! Mail®, POP3/ISP email and others.
RIM generates hardware revenues from sales, primarily to carriers, of BlackBerry wireless devices, which provide users with the ability to send and receive wireless messages and data. RIM’s BlackBerry wireless devices also incorporate a mobile phone, a personal information manager (PIM) including contact, calendar, tasks and memo functionality, which can synchronize with the user’s desktop PIM system, and web-browsing capability. Certain BlackBerry devices also include multimedia capabilities.
RIM generates service revenues from billings to its BlackBerry subscriber account base primarily from a monthly infrastructure access fee to a carrier/distributor where a carrier or other distributor bills the BlackBerry subscriber. The BlackBerry subscriber account base is the total of all subscriber accounts that have an active status at the end of a reporting period. Each carrier instructs RIM to create subscriber accounts and determines whether the subscriber account should have an active status. That carrier is charged a service fee for each subscriber account each month with substantially all service fees having no regard to the amount of data traffic the subscriber account passes over the BlackBerry architecture. If a carrier informs RIM to deactivate the subscriber account, then RIM no longer includes that subscriber account in its BlackBerry

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
subscriber account base and ceases billing from the date of notification of deactivation. On a quarterly basis, RIM may make an estimate of pending deactivations for certain carriers that do not use a fully-integrated provisioning system. It is, however, the carrier’s responsibility to report changes to the subscriber account status on a timely basis to RIM. The number of subscriber accounts is a non-financial metric and is intended to highlight the change in RIM’s subscriber base and should not be relied upon as an indicator of RIM’s financial performance. The number of subscriber accounts does not have any standardized meaning prescribed by U.S. GAAP and may not be comparable to similar metrics presented by other companies.
An important part of RIM’s BlackBerry wireless platform is the software that is installed on corporate servers. Software revenues include fees from (i) licensing RIM’s BlackBerry Enterprise Server™ (“BES”) software; (ii) client access licenses (“CALs”), which are charged for each subscriber using the BlackBerry service via a BES; (iii) maintenance and upgrades to software; and (iv) technical support.
RIM also offers the BlackBerry Connect™ and BlackBerry Built-In™ Licensing Programs, which enable leading device manufacturers to equip their handsets with BlackBerry functionality, in order that users and organizations can connect to BlackBerry wireless services on a broader selection of devices and operating systems. BlackBerry Connect technology enables a variety of leading manufacturers to take advantage of proven BlackBerry architecture to automatically deliver email and other data to a broader choice of wireless devices, operating systems and email applications. BlackBerry Built-In technology enables leading manufacturers to incorporate popular BlackBerry applications into their mobile phones and handheld devices in addition to supporting “push"-based BlackBerry wireless services.
Revenues are also generated from sales of accessories, repair and maintenance programs and non-recurring engineering services (“NRE”).
Fiscal 2008 Operating Results — Executive Summary
The following table sets forth certain consolidated statement of operations data, which is expressed in thousands of dollars and as a percentage of revenue for the periods indicated, as well as consolidated balance sheet data, which is expressed in thousands of dollars, as at March 1, 2008, March 3, 2007 and March 4, 2006.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

	As at and for the Fiscal Year Ended
			Change		Change
	March 1, 2008	March 3, 2007	2008/2007	March 4, 2006	2007/2006
	(in thousands, except for per share amounts)

Revenue	$6,009,395	$3,037,103	$2,972,292	$2,065,845	$971,258
Cost of sales	2,928,814	1,379,301	1,549,513	925,598	453,703

Gross margin	3,080,581	1,657,802	1,422,779	1,140,247	517,555

Expenses
Research and development	359,828	236,173	123,655	158,887	77,286
Selling, marketing and administration	881,482	537,922	343,560	314,317	223,605
Amortization	108,112	76,879	31,233	49,951	26,928

Sub-total	1,349,422	850,974	498,448	523,155	327,819

Litigation (1)	—	—	—	201,791	(201,791)

	1,349,422	850,974	498,448	724,946	126,028

Income from operations	1,731,159	806,828	924,331	415,301	391,527
Investment income	79,361	52,117	27,244	66,218	(14,101)

Income before income taxes	1,810,520	858,945	951,575	481,519	377,426
Provision for income taxes	516,653	227,373	289,280	106,863	120,510

Net income	$1,293,867	$631,572	$662,295	$374,656	$256,916

Earnings per share (2)
Basic	$2.31	$1.14	$1.17	$0.66	$0.48

Diluted	$2.26	$1.10	$1.16	$0.64	$0.46

Weighted-average number of shares outstanding (000’s)
Basic	559,778	556,059		566,742
Diluted	572,830	571,809		588,468
Total assets	$5,511,187	$3,088,949	$2,422,238	$2,314,349	$774,600
Total liabilities	$1,577,621	$605,449	$972,172	$318,934	$286,515
Total long-term liabilities	$103,190	$58,874	$44,316	$34,709	$24,165
Shareholders’ equity	$3,933,566	$2,483,500	$1,450,066	$1,995,415	$488,085

Notes:

(1)	Reflects the resolution of the patent litigation between the Company and NTP in fiscal 2006. See “Results of Operations — Litigation” and Note 12(b) to the Consolidated Financial Statements for further details.

(2)	Basic and diluted earnings per share and basic and diluted weighted-average number of shares outstanding for fiscal 2008, fiscal 2007 and fiscal 2006, as presented in the table above, reflect the 3-for-1 stock split implemented by way of a stock dividend that was paid in the second quarter of fiscal 2008. The Company has not paid any cash dividends during the last three fiscal years.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
The following table sets forth certain consolidated statement of operations data expressed as a percentage of revenue for the periods indicated:

	For the Fiscal Year Ended
			Change		Change
	March 1, 2008	March 3, 2007	2008/2007	March 4, 2006	2007/2006

Revenue	100.0%	100.0%	0.0%	100.0%	0.0%
Cost of sales	48.7%	45.4%	3.3%	44.8%	0.6%

Gross margin	51.3%	54.6%	(3.3%)	55.2%	(0.6%)

Expenses
Research and development	6.0%	7.8%	(1.8%)	7.7%	0.1%
Selling, marketing and administration	14.7%	17.7%	(3.0%)	15.2%	2.5%
Amortization	1.8%	2.5%	(0.7%)	2.4%	0.1%

Sub-total	22.5%	28.0%	(5.5%)	25.3%	2.7%

Litigation (1)	0.0%	0.0%	0.0%	9.8%	(9.8%)

	22.5%	28.0%	(5.5%)	35.1%	(7.1%)

Income from operations	28.8%	26.6%	2.2%	20.1%	6.5%
Investment income	1.3%	1.7%	(0.4%)	3.2%	(1.5%)

Income before income taxes	30.1%	28.3%	1.8%	23.3%	5.0%
Provision for income taxes	8.6%	7.5%	1.1%	5.2%	2.3%

Net income	21.5%	20.8%	0.7%	18.1%	2.7%

Notes:

(1)	Reflects the resolution of the patent litigation between the Company and NTP in fiscal 2006. See “Summary Results of Operations — Litigation” and Note 12(b) to the Consolidated Financial Statements for further details.
Revenue for fiscal 2008 was $6.01 billion, an increase of $2.97 billion, or 97.9%, from $3.04 billion in fiscal 2007. The number of BlackBerry devices sold increased by approximately 7.4 million, or 114.8%, to approximately 13.8 million in fiscal 2008, compared to approximately 6.4 million in fiscal 2007. Device revenue increased by $2.55 billion, or 115.2%, to $4.77 billion, reflecting primarily the higher number of devices sold. Service revenue increased by $300.5 million to $860.6 million, reflecting the Company’s increase in BlackBerry subscriber accounts since fiscal 2007. Software revenue increased by $61.2 million to $234.4 million in fiscal 2008.
The Company’s net income increased by $662.3 million to $1.29 billion, or $2.31 basic earnings per share (“basic EPS”) and $2.26 diluted earnings per share (“diluted EPS”), in fiscal 2008, compared to net income of $631.6 million, or $1.14 basic EPS and $1.10 diluted EPS, in fiscal 2007. Basic and diluted earnings per share for fiscal 2008 and fiscal 2007 reflect the 3-for-1 stock split implemented by way of a stock dividend

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
that was paid in the second quarter of fiscal 2008. The $662.3 million increase in net income in fiscal 2008 primarily reflects an increase in gross margin in the amount of $1.42 billion, resulting primarily from the increased number of device shipments, which was partially offset by an increase of $467.2 million in the Company’s research and development expenses and sales and marketing programs.
A more comprehensive analysis of these factors is contained in “Summary Results of Operations — Fiscal 2008 Compared to Fiscal 2007 and Fiscal 2006”.
Critical Accounting Policies and Estimates
General
The preparation of the Consolidated Financial Statements requires management to make estimates and assumptions with respect to the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. These estimates and assumptions are based upon management’s historical experience and are believed by management to be reasonable under the circumstances. Such estimates and assumptions are evaluated on an ongoing basis and form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ significantly from these estimates.
The Company’s critical accounting policies and estimates have been reviewed and discussed with the Company’s Audit Committee and are set out below. The Company’s significant accounting policies are described in Note 1 to the Consolidated Financial Statements. Except as noted below, there have been no changes to the Company’s critical accounting policies and estimates during the past three fiscal years.
Revenue recognition
The Company recognizes revenue when it is realized or realizable and earned. The Company considers revenue realized or realizable and earned when it has persuasive evidence of an arrangement, the product has been delivered or the services have been provided to the customer, the sales price is fixed or determinable and collectibility is reasonably assured. In addition to this general policy, the following paragraphs describe the specific revenue recognition policies for each major category of revenue.
Devices
Revenue from the sale of BlackBerry devices is recognized when title is transferred to the customer and all significant contractual obligations that affect the customer’s final acceptance have been fulfilled. For hardware products for which the software is deemed not to be incidental, the Company recognizes revenue in accordance with the American Institute of Certified Public Accountants Statement of Position 97-2, Software Revenue Recognition (“SOP 97-2”).
Provisions are made at the time of sale for warranties, royalties, price protection, rebates and estimated product returns. If the historical data the Company uses to estimate product returns does not properly reflect future returns, these estimates could be revised. If future returns are higher than estimated, they would result in a reduction of revenue. To date, returns of devices and other products have been

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
negligible. Price protection is recorded based on management’s estimate of future price reductions and certain agreed customer inventory levels. To date, the impact of price protection has been negligible. Should the actual experience of price reductions in the future be greater than the Company’s historical pattern, it would lead to a reduction in revenue. Rebates and the costs of incentive programs are recorded as a reduction of revenue based on historical experience. If the actual volumes applicable to the rebates and incentive programs in place increase or if additional incentives are provided to customers, this would result in a decrease in device revenue.
Service
Revenue is recognized rateably on a monthly basis when the service is provided. In instances where the Company bills the customer prior to performing the service, the prebilling is recorded as deferred revenue. Refer to “Sources of Revenue” for more information on the calculation of the number of subscriber accounts.
Software
Revenue from licensed software is recognized at the inception of the licence term and in accordance with SOP 97-2. When the fair value of a delivered element has not been established, the Company uses the residual method to recognize revenue if the fair value of undelivered elements is determinable. Revenue from software maintenance, unspecified upgrades and technical support contracts is recognized over the period that such items are delivered or that services are provided.
Other
Revenue from the sale of accessories is recognized when title is transferred to the customer and all significant contractual obligations that affect the customer’s final acceptance have been fulfilled. Revenue for non-recurring engineering contracts is recognized as specific contract milestones are met. The attainment of milestones approximates actual performance. Revenue from repair and maintenance programs is recognized when the service is delivered which is when the title is transferred to the customer and all significant contractual obligations that affect the customer’s final acceptance have been fulfilled.
Multiple-Element Arrangements
The Company enters into transactions that represent multiple-element arrangements, which may include any combination of hardware, service and software. These multiple-element arrangements are assessed to determine whether they can be separated into more than one unit of accounting or element for the purpose of revenue recognition. When the appropriate criteria for separating revenue into more than one unit of accounting is met and there is vendor specific objective evidence of fair value for all units of accounting or elements in an arrangement, the consideration is allocated to the separate units of accounting or elements based on each unit’s relative fair value. This vendor specific objective evidence of fair value is established through prices charged for each revenue element when that element is sold separately. The revenue recognition policies described above are then applied to each unit of accounting.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Allowance for Doubtful Accounts and Bad Debt Expense
The Company is dependent on a number of significant customers and on large complex contracts with respect to sales of the majority of its products, software and services. The Company expects increasing trade receivables balances with its large customers to continue as it sells an increasing number of its wireless handheld and software products and service relay access through network carriers and resellers rather than directly. The Company evaluates the collectibility of its trade receivables based upon a combination of factors on a periodic basis.
When the Company becomes aware of a specific customer’s inability to meet its financial obligations to the Company (such as in the case of bankruptcy filings or material deterioration in the customer’s financial position and payment experience), RIM records a specific bad debt provision to reduce the customer’s related trade receivable to its estimated net realizable value. If circumstances related to specific customers change, the Company’s estimates of the recoverability of trade receivables could be further adjusted.
Inventory
Raw materials are stated at the lower of cost and replacement cost. Work in process and finished goods inventories are stated at the lower of cost and net realizable value. Cost includes the cost of materials plus direct labor applied to the product and the applicable share of manufacturing overhead. Cost is determined on a first-in-first-out basis.
The Company’s policy for the valuation of inventory, including the determination of obsolete or excess inventory, requires management to estimate the future demand for the Company’s products within specific time horizons. Inventory purchases and purchase commitments are based upon such forecasts of future demand and scheduled rollout of new products. The business environment in which RIM operates is subject to rapid changes in technology and customer demand. The Company performs an assessment of inventory during each reporting period, which includes a review of, among other factors, demand requirements, component part purchase commitments of the Company and certain key suppliers, product life cycle and development plans, component cost trends, product pricing and quality issues. If customer demand subsequently differs from the Company’s forecasts, requirements for inventory write-offs that differ from the Company’s estimates could become necessary. If management believes that demand no longer allows the Company to sell inventories above cost or at all, such inventory is written down to net realizable value or excess inventory is written off. For further details on the carrying value of inventory as at March 1, 2008, refer to Note 5 to the Consolidated Financial Statements.
Valuation of long-lived assets, intangible assets and goodwill
The Company assesses the impairment of identifiable intangibles, long-lived assets and goodwill whenever events or changes in circumstances indicate that the carrying value may not be recoverable. In addition, the Company assesses goodwill for impairment at the end of every fiscal year.
Intangible assets are stated at cost less accumulated amortization and are comprised of licenses, patents and acquired technology. A significant component of intangible assets is the net book value of licenses. Under certain license agreements, RIM is committed to current and future royalty payments based on the sales of products using certain licensed technologies. License agreements involving up-front lump sum payments are capitalized as part of intangible assets and are then amortized over the lesser of five years or on a per unit basis

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
based upon the Company’s projected number of units to be sold during the terms of the license agreements. See “Summary Results of Operations — Amortization”. Unforeseen events, changes in circumstances and market conditions, and material differences in the value of licenses and other long-lived assets, intangible assets and goodwill due to changes in estimates of future cash flows could affect the fair value of the Company’s assets and require an impairment charge. Intangible assets are reviewed quarterly to determine if any events have occurred that would warrant further review. In the event that a further assessment is required, the Company will analyze estimated undiscounted future cash flows to determine whether the carrying value of the intangible asset will be recovered.
Patents include trademarks, internally developed patents, as well as individual patents or portfolios of patents acquired from third parties. Costs capitalized and subsequently amortized include all costs necessary to acquire intellectual property, such as patents and trademarks, as well as legal costs arising out of the assertion of any Company-owned patents. If the Company is not successful in any such litigation to protect its patents, RIM will review the related intangible asset balance, including previously capitalized litigation costs, for impairment.
For further details on intangible assets, patents and long-lived assets, refer to Note 7 to the Consolidated Financial Statements.
In connection with business acquisitions completed by the Company, the Company identifies and estimates the fair value of net assets acquired, including certain identifiable intangible assets other than goodwill and liabilities assumed in the acquisitions. Any excess of the purchase price over the estimated fair value of the net assets acquired is assigned to goodwill. Goodwill is assessed for impairment on an annual basis and the Company has concluded that no impairment exists as of March 1, 2008.
        .
Litigation
The Company is involved in litigation in the normal course of its business. Lawsuits relating to patent infringement, purported class actions and derivative actions may be filed by the Company or by parties naming the Company as a defendant. Management reviews all of the relevant facts for each claim and applies judgment in evaluating the likelihood and, if applicable, the amount of any potential loss. Where it is considered likely for a material exposure to result and where the amount of the claim is quantifiable, provisions for loss are made based on management’s assessment of the likely outcome. The Company does not provide for claims that are considered unlikely to result in a significant loss, claims for which the outcome is not determinable or claims where the amount of the loss cannot be reasonably estimated. Any settlements or awards under such claims are provided for when reasonably determinable. For further details on legal matters, refer to Note 12 (b) of the Consolidated Financial Statements.
As more fully disclosed in the Consolidated Financial Statements, the Company was the defendant in a patent litigation matter brought by NTP, Inc. (“NTP”) alleging that the Company infringed on eight of NTP’s patents (See “Summary Results of Operations — Litigation” and Note 12(b) to the Consolidated Financial Statements).
On March 3, 2006, the Company and NTP signed definitive licensing and settlement agreements. All terms of the agreement were finalized and the litigation against RIM was dismissed by a court order on March 3, 2006. The agreement eliminated the need for any further court proceedings or decisions relating to damages or

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
injunctive relief. On March 3, 2006, RIM paid NTP $612.5 million in full and final settlement of all claims against RIM, as well as for a perpetual, fully-paid up license going forward.
Royalties
The Company recognizes its liability for royalty payments in accordance with the terms of existing license agreements. Where license agreements are not yet finalized, RIM recognizes its current estimates of the obligation in Accrued liabilities in the Consolidated Financial Statements. When the license agreements are subsequently finalized, the estimate is revised accordingly. Management’s estimates of royalty rates are based on the Company’s historical licensing and royalty payment experience.
Warranty
The Company provides for the estimated costs of product warranties at the time revenue is recognized. BlackBerry devices are generally covered by a time-limited warranty for varying periods of time. The Company’s warranty obligation is affected by product failure rates, differences in warranty periods, regulatory developments with respect to warranty obligations in the countries in which the Company carries on business, freight expense, and material usage and other related repair costs.
The Company’s estimates of costs are based upon historical experience and expectations of future return rates and unit warranty repair cost. To the extent that the Company experiences changes in warranty activity, or changes to costs associated with servicing those obligations, revisions to the estimated warranty liability would be required. For further details on the Company’s warranty expense experience and estimates for fiscal 2008, refer to Note 13 to the Consolidated Financial Statements.
Earnings Sensitivity
The Company estimates that a 10% change to either the current average unit warranty repair cost, measured against the device sales volumes currently under warranty as at March 1, 2008, or to the current average warranty return rate, would have resulted in adjustments to warranty expense and pre-tax earnings of approximately $8.5 million, or 0.7% of consolidated annual net income.
Investments
All cash equivalents and investments, other than cost method investments of $5.5 million, are categorized as available-for-sale under Statement of Financial Accounting Standard 115, Accounting for Certain Investments in Debt and Equity Securities and are carried at fair value with unrealized gains and losses recorded through other comprehensive income. In the event of a decline in value which is other than temporary, the cash equivalents and investments are written down to fair value by a charge to earnings.
The Company assesses declines in the value of individual investments for impairment to determine whether the decline is other-than-temporary. The Company makes this assessment by considering available evidence, including changes in general market conditions, specific industry and individual company data, the length of

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
time and the extent to which the market value has been less than cost, the financial condition, the near-term prospects of the individual investment and the Company’s intent to hold the debt securities to maturity. In the event that a decline in the fair value of an investment occurs and the decline in value is considered to be other—than-temporary, an appropriate write-down would be recorded.
For further details on the Company’s investments and fair value conclusions, refer to Note 4 and Note 18 to the Consolidated Financial Statements.
Income taxes
In accordance with SFAS 109, Accounting for Income Taxes, the Company uses the liability method of tax allocation to account for income taxes. Under this method, deferred income tax assets and liabilities are determined based upon differences between the financial reporting and tax bases of assets and liabilities, and are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company’s deferred income tax asset balance represents temporary differences between the financial reporting and tax basis of assets and liabilities, including research and development costs and incentives, financing costs, capital assets, non-deductible reserves, and operating loss carryforwards, net of valuation allowances. The Company considers both positive evidence and negative evidence, to determine whether, based upon the weight of that evidence, a valuation allowance is required. Judgment is required in considering the relative impact of negative and positive evidence. The Company records a valuation allowance to reduce deferred income tax assets to the amount management considers to be more likely than not to be realized. If the Company determines that it is more likely than not that it will not be able to realize all or part of its deferred income tax assets in future fiscal periods, the valuation allowance would be increased, resulting in a decrease to net income in the reporting periods when such determinations are made.
The Company uses the flow-through method to account for investment tax credits (“ITCs”) earned on eligible scientific research and experimental development (“SR&ED”) expenditures. The Company applies judgement in determining which expenditures are eligible to be claimed. Under this method, the ITCs are recognized as a reduction to income tax expense. If any of the claims submitted by the Company are denied by the relevant tax authority, income tax expense would increase.
Significant judgement is required in evaluating the Company’s uncertain tax positions and provision for income taxes. Effective March 4, 2007 the Company adopted Financial Accounting Standards Board (“FASB”) Interpretation No. 48, Accounting for Uncertainty in Income Taxes (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, Accounting for Income Taxes, and prescribes a recognition threshold of more likely than not to be sustained upon examination. In addition, FIN 48 provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods and disclosure and transitions. For further details, refer to Note 9 to the Consolidated Financial Statements.
The Company’s provision for income taxes is based on a number of estimates and assumptions as determined by management and is calculated in each of the jurisdictions in which it conducts business. The Company’s consolidated income tax rates have differed from statutory rates primarily due to the tax impact of ITCs, manufacturing activities, foreign exchange differences, the amount of net income earned in Canada versus other operating jurisdictions and the rate of taxes payable in respect of those other operating jurisdictions. The

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Company enters into transactions and arrangements in the ordinary course of business in which the tax treatment is not entirely certain. In particular, certain countries in which it operates could seek to tax a greater share of income than has been provided. The final outcome of any audits by taxation authorities may differ from estimates and assumptions used in determining the Company’s consolidated tax provision and accruals, which could result in a material effect on the consolidated income tax provision and the net income for the period in which such determinations are made.
Stock-based compensation
The Company has an incentive stock option plan for directors, officers and employees of the Company or its subsidiaries. No stock options were granted to independent directors in fiscal 2008.
Effective March 5, 2006, the Company adopted the provisions of SFAS 123(R), Share-Based Payment (“SFAS 123(R)”) Under the provisions of SFAS 123(R), stock-based compensation expense is estimated at the grant date based on the award’s fair value as calculated by the Black-Scholes-Merton (“BSM”) option-pricing model and is recognized rateably over the vesting period. The BSM model requires various judgmental assumptions including volatility, forfeiture rates and expected option life. If any of the assumptions used in the BSM model change significantly, stock-based compensation expense may differ materially in the future from that recorded in the current period.
Prior to fiscal 2007, the Company accounted for stock-based compensation using Accounting Principles Board No. 25 Accounting for Stock Issued to Employees (“APB 25”) and related interpretations. Under APB 25, compensation expense is measured as of the date on which the number of shares subject to the option and exercise price becomes fixed. Generally, this occurs on the grant date and the award is accounted for as a fixed award. If the number of shares subject to the option and grant price are not fixed as of the grant date, the stock option is accounted for as a variable award until such time as the number of shares subject to the option and/or exercise prices becomes fixed, or the stock option is exercised, is cancelled, or expires.
In connection with the Review and the Restatement, the Company has applied judgment in choosing whether to revise measurement dates for prior option grants. Information regarding the Review and the Restatement is set forth below under “Restatement of Previously Issued Financial Statements”.
The Company has a Restricted Share Unit Plan (the “RSU Plan”) under which eligible participants include any officer or employee of the Company or its subsidiaries. The RSU Plan was approved at the Company’s Annual General Meeting on July 18, 2005 and received regulatory approval in August 2005. Restricted Share Units (“RSUs”) are redeemed for either common shares issued by the Company, common shares purchased on the open market or the cash equivalent on the vesting dates established by the Company. The compensation expense is calculated based on the fair value of the award as defined in SFAS 123(R) and the amount is recognized over the vesting period of the RSU.
On December 20, 2007, the Board of Directors adopted a Deferred Share Unit Plan (the “DSU Plan”) under which each independent director will be credited with Deferred Share Units (“DSUs”) in satisfaction of all or a portion of the cash fees otherwise payable to them for serving as a director of the Company. Grants under the DSU plan replace the stock option awards that were historically granted to independent members of the Board of Directors. After such a director ceases to be a director, DSUs will be redeemed for cash with the redemption value of each DSU or, at the Company’s option and subject to receipt of shareholder approval, by way of shares

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
purchased on the open market or issued by the Company. DSUs are accounted for as liability-classified awards under the provisions of SFAS 123(R).
For further details on the Company’s stock-based compensation, refer to Note 11 of the Consolidated Financial Statements.
Restatement of Previously Issued Financial Statements
Overview
As discussed in greater detail under “Explanatory Note Regarding the Restatement of Previously Issued Financial Statements” in the MD&A for the fiscal year ended March 3, 2007 and Note 4 to the audited consolidated financial statements of the Company for the fiscal year ended March 3, 2007, the Company restated its consolidated balance sheet as of March 4, 2006 and its consolidated statements of operations, consolidated statements of cash flows and consolidated statements of shareholders’ equity for the fiscal years ended March 4, 2006 and February 26, 2005, and the related note disclosures (the “Restatement”), to reflect additional non-cash stock compensation expense relating to certain stock-based awards granted prior to the adoption of the Company’s stock option plan on December 4, 1996 (as amended from time to time, the “Stock Option Plan”) and certain stock option grants during the 1997 through 2006 fiscal periods, as well as certain adjustments related to the tax accounting for deductible stock option expenses. The Restatement did not result in a change in the Company’s previously reported revenues, total cash and cash equivalents or net cash provided from operating activities.
The Restatement is the result of a voluntary internal review (the “Review”) by the Company of its stock option granting practices, which was commenced under the direction of the Audit Committee of the Company’s Board of Directors, at the initiative of Dennis Kavelman, the Company’s former Chief Financial Officer (now the Company’s Chief Operating Officer — Administration and Operations), with the support of Jim Balsillie, the Co-Chief Executive Officer of the Company, and the executive management team of the Company. Following the recusal of two Audit Committee members who also served on the Compensation Committee, the Review was completed by the remaining two members of the Audit Committee as a special committee of independent directors of the Board of Directors (the “Special Committee”). The Special Committee was assisted in the Review by outside legal counsel and outside accounting advisors in both Canada and the United States. The Special Committee reviewed the facts and circumstances surrounding the 3,231 grants of stock options to acquire common shares that were made between December 1996 and August 2006 to 2,034 employees and directors of the Company. The Special Committee also reviewed stock based awards granted prior to the adoption of the Stock Option Plan.
The Review identified three significant types of accounting errors being: (1) the misapplication of U.S. GAAP as it relates to a “net settlement” feature contained in the Stock Option Plan until February 27, 2002, which resulted in variable accounting treatment, (2) the misapplication of U.S. GAAP in the accounting for certain share awards granted prior to the adoption of the Stock Option Plan, which also resulted in variable accounting treatment and (3) the misapplication of U.S. GAAP in the determination of an accounting measurement date for options granted after February 27, 2002. The Special Committee determined that the Company failed to maintain adequate internal and accounting controls with respect to the issuance of options in compliance with the Stock Option Plan, both in terms of how options were granted and documented, and the measurement date used to account for certain option grants. The grant process was characterized by informality and a lack of

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
definitive documentation as to when the accounting measurement date for a stock option occurred, and lacked safeguards to ensure compliance with applicable accounting, regulatory and disclosure rules. The Special Committee did not find intentional misconduct on the part of any director, officer or employee responsible for the administration of the Company’s stock option grant program.
Each of the SEC, the Ontario Securities Commission (“OSC”) and the office of the United States Attorney for the Southern District of New York (the “USAO”) has commenced investigations in connection with the Company’s stock option granting practices. The Company intends to continue to cooperate with each of these agencies.
Actions Taken as a Result of the Review
As previously disclosed, the Board of Directors, based on the recommendations of the Special Committee, has implemented, or is in the process of implementing, a number of measures in response to the findings of the Special Committee, including measures that are designed to enhance the oversight and corporate governance of the Company and to strengthen the Company’s control over its stock option granting process in particular. These measures include:
•	Benefits from Option Grants — All directors and each of RIM’s co-Chief Executive Officers and Chief Operating Officers (“c-level officers”) agreed in respect of options that were incorrectly priced to return any benefit on previously exercised options and to reprice unexercised options that were incorrectly priced. All vice presidents of the Company were asked to agree to similar treatment for their options that have dating issues, where those options were granted after the employee’s commencement of employment and in the employee’s capacity as vice presidents. As of the date hereof, all of the stock options held by directors, c-level officers and vice presidents that are subject to such repricing have been repriced, and the Company has received $8.7 million, including interest, in restitution payments from its directors, c-level officers and vice presidents.

•	Changes to the Company’s Stock Option Granting Practices — In June 2007, the Board of Directors approved a formal policy on granting equity awards, the details of which are described in the Company’s Management Information Circular, dated June 14, 2007 (the “Management Information Circular”), a copy of which can be found on SEDAR at www.sedar.com and on the SEC’s website at www.sec.gov. In addition, in July 2007, the Board of Directors determined to exclude non-employee directors from future stock option grants.

•	Changes to the Company’s Board of Directors, Board Committees and Organizational Structure — In accordance with the Special Committee’s recommendations and other considerations, the Board of Directors has established a new Oversight Committee, separated the roles of Chairman and CEO, implemented other changes to the Company’s Board, Audit Committee, Compensation Committee, and Nominating Committee, and has changed various management roles. In addition to Ms. Barbara Stymiest and Mr. John Wetmore, who became directors of the Company in March 2007, Mr. David Kerr and Mr. Roger Martin were elected as directors of the Company at the annual general meeting of the Company on July 17, 2007. Each of the new directors is “independent” within the meaning of applicable securities laws and stock exchange rules. As previously disclosed, each of Mr. Douglas Fregin, Mr. Kendall Cork and Dr. Douglas Wright did not stand for re-election at the Annual General

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Meeting of the Company. Mr. Cork and Dr. Wright were appointed to the honorary position of Director Emeritus of the Board effective July 17, 2007 in recognition of their substantial contributions to the Company over many years.

•	Other Changes — The Company is establishing an internal audit department and an individual commenced employment with the Company in the fourth quarter of fiscal 2008 in the position of Senior Vice President, Internal Audit. This new officer reports directly to the chair of the Audit Committee as well as the Co-Chief Executive Officer, Jim Balsillie. Additionally, the Company is enhancing its capabilities in U.S. GAAP and in securities disclosure and compliance matters issues by establishing two new permanent full-time positions to be filled, respectively, by an employee with expertise in U.S. GAAP and an employee with expertise in securities disclosure and compliance. The latter employee will be responsible for administering RIM’s stock option granting program. Two finance employees have recently joined the Company with U.S. GAAP expertise and the Company will continue to expand its capabilities in this area as required. A candidate selection process is underway to fill the position related to securities disclosure and compliance matters.
Review Costs
Included in the Company’s selling, marketing and administrative expenses in fiscal 2007 and fiscal 2008 are legal, accounting and other professional costs incurred by the Company as well as other costs incurred by the Company under indemnity agreements in favor of certain officers and directors of the Company, in each case in connection with the Review, the Restatement and the regulatory investigations and litigation related thereto.
Mr. Jim Balsillie and Mr. Mike Lazaridis, the Company’s Co-Chief Executive Officers, voluntarily offered to assist the Company in defraying costs incurred in connection with the Review and the Restatement by contributing CAD $10.0 million (CAD $5.0 million each) of those costs. The Company received these voluntary payments in the second quarter of fiscal 2008, which were recorded net of income taxes as an increase to paid-in capital. In addition, as part of the Notice of Application that was filed with the Ontario Superior Court of Justice-Commercial List by a pension fund shareholder, seeking various orders against the Company and named directors, the Company and the other defendants entered into an agreement with the shareholder to settle the Application and a proposed derivative action. Under the settlement, among other things, RIM agreed to the payment of CAD $1.1 million on account of the shareholder’s legal costs, and consistent with their earlier voluntary agreement (described above and in RIM’s March 5, 2007 press release summarizing the results of the Review) to contribute CAD $5.0 million each to defray the costs incurred by RIM in connection with the Review, RIM’s co-CEO’s, Jim Balsillie and Mike Lazaridis, agreed to pay RIM a further CAD $2.5 million each to defray the Review costs incurred by RIM. The Company received these voluntary payments of CAD $2.5 million each in the third quarter of fiscal 2008, which were recorded net of income taxes as an increase to paid-in capital.
Risks Related to the Company’s Historical Stock Option Granting Practices
As a result of the events described above, the Company has become subject to the following significant risks, each of which could have a material adverse effect on the Company’s business, financial condition and results of operations:

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
•	The Company’s stock option granting practices are subject to ongoing investigations by the SEC, the OSC and the USAO. The investigations and requests for information, including interviews with the Company’s management and others, have required significant management attention and resources. The period of time necessary to resolve the investigations or to adequately respond to requests for information is uncertain, and these matters could require significant additional attention and resources that could otherwise be devoted to the operation of the Company’s business. While it is not possible to predict at this time what action may result from the investigations or inquiries, the Company anticipates that RIM or certain of its directors or officers may be subject to potential enforcement action and could be subject to other potential risks and outcomes as described below. If the securities regulators or the USAO determine that a violation of securities or other laws may have occurred, or has occurred, the Company or its officers and directors may receive notices regarding potential enforcement action or prosecution and could be subject to civil or criminal penalties or other remedies. For example, the Company or its officers could be required to pay substantial damages, fines or other penalties, the regulators could seek an injunction against the Company or seek to ban an officer or director of the Company from acting as such, or the USAO could seek to impose criminal sanctions against the Company or its officers or directors if it determines that there was an intent to violate securities or other laws, any of which actions would have a material adverse effect on the Company. There can be no assurance that other regulatory agencies in the United States, Canada or elsewhere will not make inquiries about, or commence investigations into, matters relating to the Company’s stock option practices.

•	As previously disclosed, the Company was served with an application filed by a pension fund shareholder in Ontario, Canada, which, among other things, sought to commence a shareholder derivative action relating to the Company’s historical option granting practices, and also made certain demands with respect to the conduct and scope of the Review. Such action was settled in the third quarter of fiscal 2008. On November 5, 2007, the Ontario Superior Court of Justice granted an order approving the settlement and issuing a representation order that binds all RIM shareholders to the terms of the agreement, except for those who had opted out. Approximately one hundred shareholders opted out of the settlement. Those who disclosed the number of shares held by them indicated that, combined, the opt-out shareholders hold approximately 27,400 shares (approximately 0.005% of all outstanding shares). However, certain opt-out shareholders did not disclose the number of shares held by them. On December 10, 2007, the Ontario Superior Court of Justice issued an order extending the opt-out deadline to January 22, 2008 for customers of Goldman Sachs Exchange & Clearing L.P., who did not receive notice of the settlement in the initial mailing. As a result of that extension, additional shareholders holding 47,080 shares as at the record date opted out. While that lawsuit has been settled, additional lawsuits, including purported class actions and additional derivative actions, may be filed relating to the Company’s stock option granting practices. The amount of time to resolve any such lawsuits is unpredictable, and defending against such lawsuits could require significant additional attention and resources that could otherwise be devoted to the operation of the Company’s business. In addition, an unfavorable outcome in any such litigation could have a material adverse effect on the Company’s business, financial condition and results of operations.

•	The Company could incur significant liabilities in connection with any litigation relating to its stock option granting practices, which liabilities may not be covered by insurance. In addition, the Company has indemnity obligations (including for legal expenses) for former and current directors, officers and employees, which are described in greater detail in the Management Information Circular.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
•	As noted above, in connection with the Restatement, the Company has applied judgment in choosing whether to revise measurement dates for prior stock option grants. While the Company believes it has made appropriate judgments in determining the correct measurement dates for its stock option grants in connection with the Restatement, the issues surrounding past stock option grants and financial statement restatements are complex and guidance in these areas may continue to evolve. If new guidance imposes additional or different requirements or if the SEC or the OSC disagrees with the manner in which the Company has accounted for and reported the financial impact, there is a risk the Company may have to further restate its prior financial statements, amend its filings with the SEC or the OSC (including the Consolidated Financial Statements and this MD&A), or take other actions not currently contemplated. Additionally, if the SEC or the OSC disagrees with the manner in which the Company has accounted for and reported the financial impact of past option grants, there could be delays in subsequent filings with the SEC or the OSC.

•	The Company may face challenges in hiring and retaining qualified personnel due to the Restatement, the investigations relating to the Company and any potential tax consequences to employees who received grants of stock options with incorrect accounting measurement dates. In addition, restrictions on the Company’s ability to grant stock options to new employees under its policy on granting equity awards, which provides for quarterly grants of stock options except in limited and exceptional circumstances, may make it more difficult for the Company to attract new employees. The loss of the services of any of the Company’s key employees or challenges in hiring new employees could have a material adverse effect on its business and growth prospects. In addition, the Company may receive claims by employees who may be subject to adverse tax consequences as a result of errors in connection with stock option grants.
Impact of Accounting Pronouncements Not Yet Implemented
Fair Value Measurements
In September 2006, the FASB issued SFAS 157 Fair Value Measurements. SFAS 157 clarifies the definition of fair value, establishes a framework for measurement of fair value, and expands disclosure about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2008 except as amended by FSP SFAS 157-1 and FSP SFAS 157-2 and the Company will be required to adopt the standard in the first quarter of fiscal 2010. The Company is currently evaluating what impact, if any, SFAS 157 will have on its consolidated financial statements.
The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of SFAS 115
In February 2007, the FASB issued SFAS 159 The Fair Value Option for Financial Assets and Financial Liabilities - Including an Amendment of SFAS 115. SFAS 159 permits entities to measure many financial instruments and certain other items at fair value that currently are not required to be measured at fair value. If elected, unrealized gains or losses on certain items will be reported in earnings at each subsequent reporting period. SFAS 159 is effective for the Company as of the beginning of its 2009 fiscal year. The Company does

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
not intend to adopt the fair value measurement provisions of this statement.
Business Combinations
In December 2007, the FASB issued SFAS 141(R) Business Combinations. SFAS 141(R) replaces SFAS 141 Business Combinations. SFAS 141(R) is broader in scope than SFAS 141 which applied only to business combinations in which control was obtained by transferring consideration. SFAS 141(R) applies to all transactions and other events in which one entity obtains control over one or more other businesses. SFAS 141(R) is effective for fiscal years beginning after December 15, 2008 and the Company will adopt the standard in the first quarter of fiscal 2010 and its effects on future periods will depend on the nature and significance of any business combinations subject to this statement.
Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB 51
In December 2007, the FASB issued SFAS 160 Non-controlling Interests in Consolidated Financial Statements — an amendment of ARB 51. SFAS 160 requires that the noncontrolling interest in the equity of a subsidiary be accounted for and reported as equity, provides revised guidance on the treatment of net income and losses attributable to the noncontrolling interest and changes in ownership interests in a subsidiary and requires additional disclosures that identify and distinguish between the interests of the controlling and noncontrolling owners. Pursuant to the transition provisions of SFAS 160, the Company will adopt the standard in the first quarter of fiscal 2010 via retrospective application of the presentation and disclosure requirements. The Company does not expect the adoption of SFAS 160 to have a material effect on the consolidated financial statements.
Disclosures about Derivative Instruments and Hedging Activities — an Amendment of FASB Statement No. 133
In March 2008, the FASB issued SFAS 161 Disclosures about Derivative Instruments and Hedging Activities — an Amendment of FASB Statement No. 133. SFAS 161 enhances the current disclosure framework in SFAS 133 and requires enhanced disclosures about why an entity uses derivative instruments, how derivative instruments are accounted for under SFAS 133 and how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows. SFAS 161 is effective for fiscal years beginning after November 15, 2008 and the Company is required to adopt the standard in the first quarter of fiscal 2010. The Company has not yet assessed the impact the adoption of SFAS 161 would have on its consolidated financial statements.
Disclosure Controls and Procedures and Internal Controls
Disclosure Controls and Procedures
As of March 1, 2008, the Company carried out an evaluation, under the supervision and with the participation of the Company’s management, including the Company’s Co-Chief Executive Officers and its Chief Accounting Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures, as defined in Rules 13(a)-15(e) and 15(d)-15(e) of the United States Securities and Exchange Act of 1934 (the “Exchange Act”). Based on that evaluation, the Co-Chief Executive Officers and the Chief Accounting Officer

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
have concluded that, as of such date, the Company’s disclosure controls and procedures were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.
Management’s Report on Internal Control Over Financial Reporting
Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13(a)-15(f) and 15(d)-15(f) under the Exchange Act as a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers and effected by the Company’s Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP and includes those policies and procedures that:
•	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Management assessed the effectiveness of the Company’s internal control over financial reporting as of March 1, 2008. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on this assessment, management believes that, as of March 1, 2008, the Company’s internal control over financial reporting was effective.
The Company’s independent auditors have issued an audit report on the Company’s internal control over financial reporting. This report is included with the Consolidated Financial Statements.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Changes in Internal Control Over Financial Reporting
During the fiscal year ended March 1, 2008, no changes were made to the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.
Summary Results of Operations — Fiscal 2008 Compared to Fiscal 2007 and Fiscal 2006
Fiscal year ended March 1, 2008 compared to the fiscal year ended March 3, 2007
Revenue
Revenue for fiscal 2008 was $6.01 billion, an increase of $2.97 billion, or 97.9%, from $3.04 billion in fiscal 2007.
A comparative breakdown of the significant revenue streams is set forth in the following table:

					Change - Fiscal
	Fiscal 2008		Fiscal 2007		2008/2007

Number of devices sold	13,780,000		6,414,000		7,366,000	114.8%

ASP	$346		$346		$—	—%
					==

Revenues
Devices	$4,768,610	79.4%	$2,215,951	73.0%	$2,552,659	115.2%
Service	860,641	14.3%	560,116	18.4%	300,525	53.7%
Software	234,388	3.9%	173,187	5.7%	61,201	35.3%
Other	145,756	2.4%	87,849	2.9%	57,907	65.9%

	$6,009,395	100.0%	$3,037,103	100.0%	$2,972,292	97.9%

Device revenue increased by $2.55 billion, or 115.2%, to $4.77 billion, or 79.4% of consolidated revenue, in fiscal 2008 compared to $2.22 billion, or 73.0%, of consolidated revenue in fiscal 2007. This increase in device revenue over the prior year is primarily attributable to a volume increase of approximately 7.4 million units, or 114.8%, to approximately 13.8 million devices in fiscal 2008 compared to approximately 6.4 million devices in fiscal 2007. ASP in both fiscal 2008 and fiscal 2007 was $346. As RIM expands its market focus into the consumer market and as the technology continues to mature, the Company expects the ASP to decline. ASP is dependant on projected future sales volumes, device mix, new device introductions for the Company’s enterprise, prosumer and consumer offerings as well as pricing by competitors in the industry.
The Company estimates that a $10, or 2.9%, change in overall ASP would result in a quarterly revenue change of approximately $138 million, based upon the Company’s volume of devices shipped in fiscal 2008.
Service revenue increased $300.5 million, or 53.7%, to $860.6 million and comprised 14.3% of consolidated revenue in fiscal 2008 compared to $560.1 million, or 18.4% of consolidated revenue in fiscal 2007, reflecting

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
the Company’s increase in BlackBerry subscriber accounts since fiscal 2007. BlackBerry subscriber account additions were approximately net 6.1 million for fiscal 2008 compared to approximately net 3.1 million for the comparable period last year. The total BlackBerry subscriber account base at the end of fiscal 2008 was over 14 million compared to approximately 8 million at the end of fiscal 2007. On February 21, 2008, the Company issued a press release updating its subscriber forecast for the fourth quarter of fiscal 2008. A copy of the press release is available at www.sedar.com.
Software revenue includes fees from licensed BES software, CALs, technical support, maintenance and upgrades. Software revenue increased $61.2 million, or 35.3%, to $234.4 million in fiscal 2008 from $173.2 million in fiscal 2007.
Other revenue, which includes accessories, non-warranty repairs and NRE, increased by $57.9 million to $145.8 million in fiscal 2008 compared to $87.8 million in fiscal 2007. The majority of the increase was attributable to increases in accessories and non-warranty repair.
Gross Margin
Gross margin increased by $1.42 billion, or 85.8%, to $3.08 billion, or 51.3% of revenue, in fiscal 2008, compared to $1.66 billion, or 54.6% of revenue, in the same period of the previous fiscal year. The decrease of 3.3% in consolidated gross margin percentage was primarily due to a higher percentage of device shipments which comprised 79.4% of the total revenue mix in fiscal 2008 compared to 73.0% in the same period of fiscal 2007, as well as changes in the BlackBerry device mix. Gross margin percentage for devices is generally lower than the Company’s consolidated gross margin percentage. The decrease in gross margin percentage relating to the increase in percentage of device shipments was offset in part by improved service margins resulting from cost efficiencies in RIM’s network operations infrastructure as a result of the increase in BlackBerry subscriber accounts and a decline in certain fixed costs as a percentage of consolidated revenue as the Company continues to realize economies of scale in its manufacturing operations.
Research and Development, Selling, Marketing and Administration, and Amortization Expense
The table below presents a comparison of research and development, selling, marketing and administration, and amortization expenses for fiscal 2008 compared to fiscal 2007.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

	Fiscal Year Ended
	March 1, 2008		March 3, 2007
	$	% of Revenue	$	% of Revenue

Revenue	$6,009,395		$3,037,103

Research and development	$359,828	6.0%	$236,173	7.8%
Selling, marketing and administration	881,482	14.7%	537,922	17.7%
Amortization	108,112	1.8%	76,879	2.5%

	$1,349,422	22.5%	$850,974	28.0%

Research and Development
Research and development expenditures consist primarily of salaries and benefits for technical personnel, engineering materials, certification and tooling expense, travel, software tools, outsourcing and consulting services, and related information technology infrastructure support.
Research and development expenditures increased by $123.6 million to $359.8 million, or 6.0% of revenue, in fiscal 2008, compared to $236.2 million, or 7.8% of revenue, in fiscal 2007. The majority of the increases during fiscal 2008, compared to fiscal 2007, were attributable to salaries and benefits due to an increase in the average headcount associated with research and development activities, new product development costs, office and related staffing infrastructure costs and travel.
Selling, Marketing and Administration Expenses
Selling, marketing and administrative expenses consist primarily of salaries and benefits, marketing, advertising and promotion, travel and entertainment, external advisory fees, related information technology and office infrastructure support, recruiting and foreign exchange gain or loss.
Selling, marketing and administrative expenses increased by $343.6 million to $881.5 million for fiscal 2008 compared to $537.9 million for the comparable period in fiscal 2007. As a percentage of revenue, selling, marketing and administrative expenses decreased to 14.7% in fiscal 2008 compared to 17.7% in fiscal 2007. The net increase of $343.6 million was primarily attributable to increased expenditures for marketing, advertising and promotion expenses including additional programs to support new product launches, salary and benefits expenses primarily as a result of increased personnel, external advisory fees, office and related staffing infrastructure costs and travel. The increase also includes other costs incurred by the Company under indemnity agreements in favor of certain officers and directors of the Company, in each case in connection with the Review, the Restatement, regulatory investigations relating to the Company’s historical option granting practices and related matters.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Amortization
Amortization expense relating to certain capital and all intangible assets other than licenses increased by $31.2 million to $108.1 million for fiscal 2008 compared to $76.9 million for the comparable period in fiscal 2007. The increased amortization expense primarily reflects the impact of a full year amortization of fiscal 2007 additions plus a partial year’s amortization for fiscal 2008 additions.
Cost of sales
Amortization expense with respect to capital assets employed in the Company’s manufacturing operations and BlackBerry service operations increased to $45.2 million in fiscal 2008 compared to $29.9 million in fiscal 2007 and is charged to Cost of sales in the Consolidated Statements of Operations. The increased amortization expense in fiscal 2008 reflects the impact of a full year’s amortization expense with respect to these capital asset expenditures incurred during fiscal 2007 and also incremental amortization with respect to capital asset expenditures incurred during fiscal 2008. See also Note 6 to the Consolidated Financial Statements.
Amortization expense with respect to licenses (a component of Intangible assets) is charged to Cost of sales and was $24.0 million in fiscal 2008 compared to $19.6 million in fiscal 2007.
Total amortization expense with respect to Intangible assets was $44.3 million in fiscal 2008 compared to $32.9 million in fiscal 2007. See also Notes 1(l) and Note 7 to the Consolidated Financial Statements and “Critical Accounting Policies and Estimates — Valuation of long-lived assets, intangible assets and goodwill.”
Investment Income
Investment income increased by $27.3 million to $79.4 million in fiscal 2008 from $52.1 million in fiscal 2007. The increase primarily reflects the increase in cash and cash equivalents, short-term investments and long-term investments when compared to the prior year. See also “Liquidity and Capital Resources”.
Income Taxes
For fiscal 2008, the Company’s income tax expense was $516.7 million, resulting in an effective tax rate of 28.5% compared to income tax expense of $227.4 million or an effective tax rate of 26.5% for fiscal 2007. The Company’s effective tax rate reflects the geographic mix of earnings in jurisdictions with different tax rates. The fiscal 2008 effective tax rate increase was partially offset by the significant depreciation of the U.S. dollar relative to the Canadian dollar during fiscal 2008, the impact of enacted Canadian federal income tax rate reductions in the fourth quarter of fiscal 2008 on the Company’s deferred income tax asset and liability balances, and the settlement in the third quarter of fiscal 2008 of previously unrecognized ITCs on research and development expenditures attributable to prior fiscal periods. The foreign exchange impact was a result of the U.S. denominated assets and liabilities, and the related timing of these transactions, held by Canadian entities that are subject to tax in Canadian dollars.
Management expects the Company’s fiscal 2009 effective tax rate to be approximately 30%, which reflects enacted future Canadian federal income tax rate reductions.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
The Company has not provided for Canadian income taxes or foreign withholding taxes that would apply on the distribution of the earnings of its non-Canadian subsidiaries, as these earnings are intended to be reinvested indefinitely by these subsidiaries.
Net Income
Net income was $1.29 billion, or $2.31 basic EPS and $2.26 diluted EPS, in fiscal 2008 compared to net income of $631.6 million, or $1.14 basic EPS and $1.10 diluted EPS, in fiscal 2007.
The $662.3 million increase in net income in fiscal 2008 reflects primarily an increase in gross margin in the amount of $1.42 billion, which was offset in part by an increase of $467.2 million in the Company’s investments in research and development expenses and sales and marketing programs.
The weighted average number of shares outstanding was 559.8 million common shares for basic EPS and 572.8 million common shares for diluted EPS for year ended March 1, 2008 compared to 556.1 million common shares for basic EPS and 571.8 million common shares for diluted EPS for the same period last year. Both the weighted average number of shares outstanding and the basic and diluted EPS for year ended March 1, 2008 and year ended March 3, 2007 reflects the 3-for-1 stock split implemented by way of a stock dividend that was paid in the second quarter of fiscal 2008.
Fiscal year ended March 3, 2007 compared to the fiscal year ended March 4, 2006
The fiscal year ended March 3, 2007 comprised 52 weeks compared to the 53 weeks for the fiscal year ended March 4, 2006. The consolidated statement of operations information below for the fiscal year ended March 4, 2006 has been restated. See “Restatement of Previously Issued Financial Statements” and Note 4 to the consolidated financial statements for the fiscal year ended March 3, 2007.
Revenue
Revenue for fiscal 2007 was $3.04 billion, an increase of $971.3 million, or 47.0%, from $2.07 billion for fiscal 2006.
A comparative breakdown of the significant revenue streams is set forth in the following table:

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

					Change -Fiscal
	Fiscal 2007		Fiscal 2006		2007/2006
Number of devices sold	6,414,000		4,043,000		2,371,000	58.6%

ASP	$346		$356		$(10)	(2.7%)

Revenues

Devices	$2,215,951	73.0%	$1,439,674	69.7%	$776,277	53.9%
Service	560,116	18.4%	383,021	18.5%	177,095	46.2%
Software	173,187	5.7%	156,556	7.6%	16,631	10.6%
Other	87,849	2.9%	86,594	4.2%	1,255	1.4%

	$3,037,103	100.0%	$2,065,845	100.0%	$971,258	47.0%

Device revenue increased by $776.3 million, or 53.9%, to $2.22 billion, or 73.0% of consolidated revenue in fiscal 2007 compared to $1.44 billion, or 69.7% of consolidated revenue in fiscal 2006. This increase in device revenue over the prior year’s period is primarily attributable to a volume increase of 2.4 million devices, or 58.6%, to approximately 6.4 million devices sold in fiscal 2007 compared to approximately 4.0 million devices sold in fiscal 2006, partially offset by a decrease of $10, or 2.7%, in ASP to $346 in the current fiscal period from $356 in fiscal 2006. This decrease of $10 in ASP is due primarily to a change in BlackBerry device mix in fiscal 2007.
Service revenue increased by $177.1 million, or 46.2%, to $560.1 million and comprised 18.4% of consolidated revenue in fiscal 2007 compared to $383.0 million, or 18.5% of consolidated revenue, in fiscal 2006. BlackBerry subscriber account additions were approximately net 3.1 million for fiscal 2007 compared to approximately net 2.3 million for the comparable period last year. The total base of BlackBerry subscriber accounts at the end of fiscal 2007 was approximately 8 million compared to 4.9 million at the end of fiscal 2006.
Software revenue increased $16.6 million, or 10.6%, to $173.2 million in fiscal 2007 from $156.6 million in fiscal 2006, primarily as a result of increased sales of CALs as well as increased revenues from technical support and maintenance.
Other revenue increased marginally by $1.2 million to $87.8 million in fiscal 2007 compared to $86.6 million in fiscal 2006.
Gross Margin
Gross margin increased by $517.6 million, or 45.4%, to $1.66 billion, or 54.6% of revenue, in fiscal 2007, compared to $1.14 billion, or 55.2% of revenue, in the previous fiscal year. The net decrease of 0.6% in consolidated gross margin percentage was primarily due to the higher percentage of device shipments which comprised 73.0% of the total revenue mix for fiscal 2007 compared to 69.7% in the comparable period of fiscal 2006 as well as changes in BlackBerry device mix. The decrease in gross margin percentage relating to the increase in percentage of device shipments was offset in part by improved service margins resulting from cost efficiencies in RIM’s network operations infrastructure as a result of the increase in BlackBerry subscriber

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
accounts and a decline in certain fixed costs as a percentage of consolidated revenue as the Company continues to realize economies of scale in its manufacturing operations.
Research and Development, Selling, Marketing and Administration, and Amortization Expense
The table below presents a comparison of research and development, selling, marketing and administration, and amortization expenses for fiscal 2007 compared to fiscal 2006.

	Fiscal Year Ended
	March 3, 2007		March 4, 2006
	$	% of Revenue	$	% of Revenue

Revenue	$3,037,103		$2,065,845

Research and development	$236,173	7.8%	$158,887	7.7%
Selling, marketing and administration	537,922	17.7%	314,317	15.2%
Amortization	76,879	2.5%	49,951	2.4%

	$850,974	28.0%	$523,155	25.3%

Research and Development
Research and development expenditures increased by $77.3 million to $236.2 million, or 7.8% of revenue, for fiscal 2007 compared to $158.9 million, or 7.7% of revenue, in fiscal 2006. The majority of the increases during fiscal 2007 when compared to fiscal 2006 were attributable to salaries and benefits, third party new product development costs, travel and office expenses as well as related staffing infrastructure costs.
Selling, Marketing and Administration Expenses
Selling, marketing and administrative expenses increased by $223.6 million to $537.9 million, or 17.7% of revenue, during the current fiscal year compared to $314.3 million or 15.2% of revenue, for the comparable period in fiscal 2006. The net increase of $223.6 million was primarily attributable to increased expenditures for marketing, advertising and promotion expenses, salary and benefit expense, consulting and external advisory costs, travel and office expenses as well as related staffing infrastructure costs. The increase also includes legal, accounting and other professional costs incurred by the Company in fiscal 2007 as well as other costs incurred by the Company under indemnity agreements in favor of certain officers and directors of the Company, in each case in connection with the Review, the Restatement and related matters.
Amortization
Amortization expense relating to certain capital and all intangible assets other than licenses increased by $26.9

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
million to $76.9 million for fiscal 2007 compared to $50.0 million for the comparable period in fiscal 2006. The increased amortization expense primarily reflects the impact of capital and intangible asset additions incurred during the first three quarters of fiscal 2007 and fiscal 2006.
Cost of sales
Amortization expense with respect to capital assets employed in the Company’s manufacturing operations and BlackBerry service operations increased to $29.9 million in fiscal 2007 compared to $18.5 million in fiscal 2006 and is charged to Cost of sales in the consolidated statements of operations. The increased amortization expense in fiscal 2007 reflects the impact of a full year’s amortization expense with respect to these capital asset expenditures incurred during fiscal 2006 and also incremental amortization with respect to capital asset expenditures incurred during fiscal 2007. See also Note 6 to the Consolidated Financial Statements.
Amortization expense with respect to licenses (a component of Intangible assets) is charged to Cost of sales and was $19.6 million in fiscal 2007 compared to $17.5 million in fiscal 2006.
Total amortization expense with respect to Intangible assets was $32.9 million in fiscal 2007 compared to $23.2 million in fiscal 2006. See also Notes 1(l) and 7 to the Consolidated Financial Statements and “Critical Accounting Policies and Estimates — Valuation of long-lived assets, intangible assets and goodwill”.
Litigation
As more fully disclosed in the consolidated financial statements and notes for the fiscal years ended March 3, 2007, March 4, 2006 and February 26, 2005, the Company was the defendant in a patent litigation matter brought by NTP alleging that the Company infringed on eight of NTP’s patents
On March 3, 2006, the Company and NTP signed definitive licensing and settlement agreements. All terms of the agreement were finalized and the litigation against the Company was dismissed by a court order on March 3, 2006. The agreement eliminated the need for any further court proceedings or decisions relating to damages or injunctive relief. On March 3, 2006, the Company paid NTP $612.5 million in full and final settlement of all claims against the Company, as well as for a perpetual, fully-paid up license going forward. This amount included money already escrowed by the Company as of March 3, 2006.
The licensing and settlement agreement relates to all patents owned and controlled by NTP and covers all of the Company’s products, services and technologies. NTP granted the Company an unfettered right to continue its business, including its BlackBerry-related business. The resolution permits the Company and its partners to sell the Company’s products and services completely free and clear of any claim by NTP, including any claims that NTP may have against wireless carriers, channel partners, suppliers or customers in relation to the Company’s products or services, (including BlackBerry Connect and Built-In technologies), or in relation to third party products and services, to the extent they are used in connection with the Company’s products and services.
As at February 26, 2005, the Company had an accrued liability of $450.0 million in respect of the NTP litigation which included an intangible asset of $20.0 million. As the full and final settlement amount paid on March 3, 2006 was $612.5 million, an additional charge to earnings in the amount of $162.5 million was recorded in the fiscal 2006 operating results. During fiscal 2006, the United States Patent and Trademark Office

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
(the “Patent Office”) issued various office actions rejecting all claims in all NTP patents. Accordingly, though the rulings of the Patent Office are subject to appeal by NTP, given the conclusions and the strength of the conclusions reached by the Patent Office, no value has been ascribed to the NTP license. This resulted in an additional charge to earnings of $18.3 million reflecting the book value of the intangible asset at the time the Term Sheet was ruled unenforceable. The charge of $162.5 million, the write-off of the intangible asset of $18.3 million as well as incremental legal and professional fees in respect of the litigation resulted in a charge to earnings of $201.8 million in fiscal 2006.
Investment Income
Investment income decreased by $14.1 million to $52.1 million in fiscal 2007 from $66.2 million for the same period last year. The decrease reflects the decrease in cash, cash equivalents, short-term investments and long-term investments when compared to the prior year resulting primarily from the funding of the NTP litigation settlement in the amount of $612.5 million in the fourth quarter of fiscal 2006 as well as the common shares of the Company repurchased as part of the Company’s Common Share Repurchase Program at an aggregate cost of $595.1 million, offset in part by improved interest rate yields.
Income Taxes
For fiscal 2007, the Company’s income tax expense was $227.4 million resulting in an effective tax rate of 26.5% compared to an income tax expense of $106.9 million or a 22.2% effective tax rate for the same period last year. During the first quarter of fiscal 2006, the tax provision was reduced by $27.0 million as a result of the Company recognizing incremental cumulative ITCs attributable to prior fiscal years. ITCs are generated as a result of the Company incurring eligible SR&ED expenditures, which, under the “flow-through” method, are credited as a reduction of income tax expense. The Company recorded this $27.0 million reduction in its deferred income tax provision as a result of a favorable tax ruling involving another Canadian technology corporation, which is also applicable to the Company.
Net Income
The Company’s net income increased by $256.9 million to $631.6 million, or $1.14 per share basic and $1.10 per share diluted, in fiscal 2007 compared to net income of $374.7 million, or $0.66 per share basic and $0.64 per share diluted, in fiscal 2006. The $256.9 million increase in net income in fiscal 2007 reflects primarily an increase in gross margin in the amount of $517.6 million, which was offset by an increase of $300.9 million in the Company’s research and development expenses, sales and marketing programs and an increase in legal, accounting and other professional costs incurred in fiscal 2007 in connection with the Review, the Restatement and related matters.
Results for the fiscal year ended March 3, 2007 also include the effect of the Company adopting SFAS 123(R), resulting in an after-tax stock-based compensation expense in the amount of $18.8 million, or $0.03 diluted EPS.
The weighted average number of shares outstanding was 556.1 million common shares for basic EPS and 571.8 million common shares for diluted EPS for the year ended March 3, 2007, compared to 566.7 million common

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
shares for basic EPS and 588.5 million common shares for diluted EPS for the comparable period last year. Both the weighted average number of shares outstanding and the basic and diluted EPS for both fiscal 2007 and fiscal 2006 reflects the 3-for-1 stock split implemented by way of a stock dividend in the second quarter of fiscal 2008.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Summary Results of Operations — Fourth Quarter of Fiscal 2008 Compared to the Fourth Quarter of Fiscal 2007
The following table sets forth certain unaudited interim consolidated statement of operations data, which is expressed in thousands of dollars and as a percentage of revenue for the interim periods indicated:

	For the Three Months Ended
					Change-Fiscal
	March 1, 2008		March 3, 2007		2008/2007
		(in thousands, except for per share amounts)

Revenue	$1,882,705	100.0%	$930,393	100.0%	$952,312
Cost of sales	914,483	48.6%	433,035	46.5%	481,448

Gross margin	968,222	51.4%	497,358	53.5%	470,864

Expenses
Research and development	104,573	5.6%	67,321	7.2%	37,252
Selling, marketing and administration	267,881	14.2%	167,112	18.0%	100,769
Amortization	31,314	1.7%	22,021	2.4%	9,293

	403,768	21.4%	256,454	27.6%	147,314

Income from operations	564,454	30.0%	240,904	25.9%	323,550
Investment income	20,114	1.1%	14,794	1.6%	5,320

Income before income taxes	584,568	31.0%	255,698	27.5%	328,870
Provision for income taxes	172,067	9.1%	68,314	7.3%	103,753

Net income	$412,501	21.9%	$187,384	20.1%	$225,117

Earnings per share (1)
Basic	$0.73		$0.34		$0.39

Diluted	$0.72		$0.33		$0.39

Weighted-average number of shares outstanding (000’s) Basic	561,837		557,223
Diluted	573,851		570,759
Notes:

(1)	Basic and diluted earnings per share and basic and diluted weighted-average number of shares outstanding for the fourth quarter of fiscal 2008 and fiscal 2007, as presented in the table above, reflect the 3-for-1 stock split implemented by way of a stock dividend that was paid in the second quarter of fiscal 2008.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Revenue
Revenue for the fourth quarter of fiscal 2008 was $1.88 billion, an increase of $952.3 million, or 102.4% from $930.4 million in the fourth quarter of fiscal 2007.
A comparative breakdown of the significant revenue streams is set forth in the following table:

					Change - Fiscal
	Q4 Fiscal 2008		Q4 Fiscal 2007		2008/2007

Number of devices sold	4,372,000		2,029,000		2,343,000	115.5%

ASP	$348		$336		$12	3.7%

Revenues

Devices	$1,523,167	80.9%	$682,766	73.4%	$840,401	123.1%
Service	253,744	13.5%	172,131	18.5%	81,613	47.4%
Software	63,071	3.4%	49,259	5.3%	13,812	28.0%
Other	42,723	2.2%	26,237	2.8%	16,486	62.8%

	$1,882,705	100.0%	$930,393	100.0%	$952,312	102.4%

Device revenue increased by $840.4 million, or 123.1%, to $1.52 billion or 80.9% of consolidated revenue, in the fourth quarter of fiscal 2008 compared to $682.8 million, or 73.4% of consolidated revenue, in the fourth quarter of fiscal 2007. This increase in device revenue over the prior year’s period is attributable to the volume increase of 2.3 million devices, or 115.5%, to approximately 4.4 million devices sold in the fourth quarter of fiscal 2008, compared to approximately 2.0 million devices sold in the fourth quarter of fiscal 2007. The increase in device shipments in the fourth quarter of fiscal 2008 when compared to the third quarter of fiscal 2008 shipments of approximately 3.9 million devices primarily reflects the impact of newly introduced products launched in the previous quarters. ASP increased to $348 in the fourth quarter of fiscal 2008 from $336 in the fourth quarter of fiscal 2007 due primarily to a change in the BlackBerry device mix.
Service revenue increased $81.6 million, or 47.4%, to $253.7 million and comprised 13.5% of consolidated revenue in the fourth quarter of fiscal 2008, compared to $172.1 million, or 18.5% of consolidated revenue in the fourth quarter of fiscal 2007. BlackBerry subscriber account additions increased by approximately net 2.18 million in the fourth quarter of fiscal 2008 to over 14 million subscriber accounts as at March 1, 2008 with over 33% of RIM’s subscriber account base being outside of North America, compared to an increase of approximately net 1.0 million during the fourth quarter of fiscal 2007 to approximately 8 million subscriber accounts as at March 3, 2007. The increase in subscriber accounts in the fourth quarter of fiscal 2008 when compared to the third quarter of fiscal 2008 additions of approximately net 1.65 million primarily reflects the impact of the new product launches noted above.
Software revenue increased $13.8 million to $63.1 million and comprised 3.4% of consolidated revenue in the Research In Motion Limited fourth quarter of fiscal 2008, compared to $49.3 million, or 5.3% of consolidated revenue, in the fourth quarter of fiscal 2007.
Other revenue increased by $16.5 million to $42.7 million in the fourth quarter of fiscal 2008 compared to $26.2 million in the fourth quarter of fiscal 2007. The majority of the increase was attributable to increases in

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
accessories and non-warranty repair revenues.
Gross Margin
Gross margin increased by $470.8 million, or 94.7%, to $968.2 million, or 51.4% of revenue, in the fourth quarter of fiscal 2008, compared to $497.4 million, or 53.5% of revenue, in the same period of the previous fiscal year. The 2.1% decline in consolidated gross margin percentage was primarily due to a higher percentage of device shipments which comprised 80.9% of the total revenue mix in the fourth quarter of fiscal 2008 compared to 73.4% in the fourth quarter of fiscal 2007, as well as changes in the BlackBerry device mix. Gross margin percentage for devices is generally lower than the Company’s consolidated gross margin percentage. The decrease in gross margin percentage relating to the increase in percentage of device shipments was offset in part by improved service margins resulting from cost efficiencies in RIM’s network operations infrastructure as a result of the increase in BlackBerry subscriber accounts and a decline in certain fixed costs as a percentage of consolidated revenue as the Company continues to realize economies of scale in its manufacturing operations.
Research and Development, Selling, Marketing and Administration, and Amortization Expense
The table below presents a comparison of research and development, selling, marketing and administration, and amortization expenses for the quarter ended March 1, 2008 compared to the quarter ended March 3, 2007. The Company believes it is meaningful to also provide data for the third quarter of fiscal 2008 given the quarterly increases in revenue realized by the Company during fiscal 2008.

	Three Month Fiscal Periods Ended
	March 1, 2008		December 1, 2007		March 3, 2007

		% of		% of		% of
	$	Revenue	$	Revenue	$	Revenue

Revenue	$1,882,705		$1,672,529		$930,393

Research and development	$104,573	5.6%	$92,150	5.5%	$67,321	7.2%
Selling, marketing and administration	267,881	14.2%	238,175	14.2%	167,112	18.0%
Amortization	31,314	1.7%	27,653	1.7%	22,021	2.4%

	$403,768	21.4%	$357,978	21.4%	$256,454	27.6%

Research and Development
Research and development expenditures increased by $37.3 million to $104.6 million, or 5.6% of revenue, in the quarter ended March 1, 2008 compared to $67.3 million, or 7.2% of revenue in the fourth quarter of fiscal

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
2007. The majority of the increases during the fourth quarter of fiscal 2008 compared to the fourth quarter of fiscal 2007 were attributable to salaries and benefits, new product development costs, office and related staffing infrastructure costs and travel.
Selling, Marketing and Administration Expenses
Selling, marketing and administrative expenses increased by $100.8 million to $267.9 million, or 14.2% of revenue, for the fourth quarter of fiscal 2008 compared to $167.1 million, or 18.0% of revenue for the comparable period in fiscal 2007. The net increase of $100.8 million was primarily attributable to increased expenditures for marketing, advertising and promotion expenses including additional programs to support new product launches as well as salary and benefit expense primarily as a result of increased personnel. Other increases were attributable to travel expenses and office and related staffing infrastructure costs. The increase also includes legal, accounting and other professional costs incurred by the Company in the fourth quarter of fiscal 2008 as well as other costs incurred by the Company under indemnity agreements in favor of certain officers and directors of the Company, in each case in connection with the Review, the Restatement, regulatory investigations relating to the Company’s historical option granting practices and related matters.
Amortization
Amortization expense relating to certain capital and all intangible assets other than licenses increased by $9.3 million to $31.3 million for the fourth quarter of fiscal 2008 compared to $22.0 million for the comparable period in fiscal 2007. The increased amortization expense primarily reflects the impact of amortization expense with respect to capital and certain intangible asset expenditures incurred primarily during fiscal 2007 and the first three quarters of fiscal 2008.
Investment Income
Investment income increased by $5.3 million to $20.1 million in the fourth quarter of fiscal 2008 from $14.8 million in the comparable period of fiscal 2007. The increase primarily reflects the increase in cash and cash equivalents, short-term investments and long-term investments when compared to the prior year’s quarter. See also “Liquidity and Capital Resources”.
Income Taxes
For the fourth quarter of fiscal 2008, the Company’s income tax expense was $172.1 million resulting in an effective tax rate of 29.4% compared to an income tax expense of $68.3 million and an effective tax rate of 26.7% for the same period last year. The Company’s effective tax rate reflects the geographic mix of earnings in jurisdictions with different tax rates. The fourth quarter fiscal 2008 tax provision was impacted by the enactment of Canadian federal income tax rate reductions in the fourth quarter of fiscal 2008 on the Company’s deferred tax asset and liability balances and current tax liability balances.
Net Income
The Company’s net income increased by $225.1 million to $412.5 million, or $0.73 basic EPS and $0.72 diluted EPS,

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
in the fourth quarter of fiscal 2008, compared to $187.4 million, or $0.34 basic EPS and $0.33 diluted EPS, in the fourth quarter of fiscal 2007. The $225.1 million increase in net income in the fourth quarter of fiscal 2008 reflects primarily an increase in gross margin in the amount of $470.9 million, which was partially offset by an increase of $138.0 million in the Company’s research and development expenses and sales and marketing programs.
The weighted average number of shares outstanding was 561.8 million common shares for basic EPS and 573.9 million common shares for diluted EPS for the quarter ended March 1, 2008 compared to 557.2 million common shares for basic EPS and 570.8 million common shares for diluted EPS for the comparable period last year. Both the weighted average number of shares outstanding and the basic and diluted EPS for both the fourth quarter of fiscal 2008 and fourth quarter of fiscal 2007 reflects the 3-for-1 stock split implemented by way of a stock dividend in the second quarter of fiscal 2008.
Common Shares Outstanding
On April 11, 2008, there were 563.8 million common shares, 15.3 million options to purchase common shares and 5,000 Restricted Share Units outstanding.
Stock Split
The Company declared a 3-for-1 stock split of the Company’s outstanding common shares on June 28, 2007. The stock split was implemented by way of a stock dividend. Shareholders received two common shares of the Company for each common share held. The stock dividend was paid in the second quarter of fiscal 2008. All share, earnings per share and stock option data for the current fiscal year and prior comparative periods reflects this stock dividend.
Selected Quarterly Financial Data
The following table sets forth RIM’s unaudited quarterly consolidated results of operations data for each of the eight most recent quarters, including the quarter ended March 1, 2008. The information in the table below has been derived from RIM’s unaudited interim consolidated financial statements that, in management’s opinion, have been prepared on a basis consistent with the Consolidated Financial Statements and include all adjustments necessary for a fair presentation of information when read in conjunction with the Consolidated Financial Statements. RIM’s quarterly operating results have varied substantially in the past and may vary substantially in the future. Accordingly, the information below is not necessarily indicative of results for any future quarter.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

	Fiscal Year 2008				Fiscal Year 2007
	Fourth	Third	Second	First	Fourth	Third	Second	First
	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter
				(in thousands, except per share data)

Revenue	$1,882,705	$1,672,529	$1,372,250	$1,081,911	$930,393	$835,053	$658,541	$613,116
Gross margin	$968,222	$847,872	$704,417	$560,070	$497,358	$452,631	$370,085	$337,728

Research and development, Selling, marketing and administration, and Amortization	403,768	357,978	311,464	276,212	256,454	228,087	190,582	175,851
Investment income	(20,114)	(23,816)	(18,984)	(16,447)	(14,794)	(12,666)	(12,606)	(12,051)

Income before income taxes	584,568	513,710	411,937	300,305	255,698	237,210	192,109	173,928

Provision for income taxes	172,067	143,249	124,252	77,085	68,314	62,018	51,957	45,084

Net income	$412,501	$370,461	$287,685	$223,220	$187,384	$175,192	$140,152	$128,844

Earnings per share (1)
Basic	$0.73	$0.66	$0.51	$0.40	$0.34	$0.32	$0.25	$0.23

Diluted	$0.72	$0.65	$0.50	$0.39	$0.33	$0.31	$0.25	$0.22

Research and development	$104,573	$92,150	$88,171	$74,934	$67,321	$61,184	$55,846	$51,822
Selling, marketing and administration	267,881	238,175	197,943	177,483	167,112	146,569	116,283	107,958
Amortization	31,314	27,653	25,350	23,795	22,021	20,334	18,453	16,071

	$403,768	$357,978	$311,464	$276,212	$256,454	$228,087	$190,582	$175,851

Notes:

(1)	Basic and diluted earnings per share reflect the 3-for-1 stock split implemented by way of a stock dividend that was paid in the second quarter of fiscal 2008.
Financial Condition
Liquidity and Capital Resources
Cash and cash equivalents, short-term investments and long-term investments increased by $931.1 million to $2.34 billion as at March 1, 2008 from $1.41 billion as at March 3, 2007. The majority of the Company’s cash and cash equivalents, short-term investments and long-term investments are denominated in U.S. dollars as at March 1, 2008.
A comparative summary of cash and cash equivalents, short-term investments and long-term investments is set out below.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

	As at
			Change - Fiscal
	March 1, 2008	March 3, 2007	2008/2007

Cash and cash equivalents	$1,184,398	$677,144	$507,254
Short-term investments	420,709	310,082	110,627
Long-term investments	738,889	425,652	313,237

Cash and cash equivalents, short-term investments and long-term investments	$2,343,996	$1,412,878	$931,118

Auction Rate Securities
Auction rate securities are debt instruments with long-term nominal maturity dates for which the interest rates are reset through a dutch auction process, typically every 7, 28 or 35 days. Interest is paid at the end of each auction period, and the auction normally serves as the mechanism for securities holders to sell their existing positions to interested buyers. As at March 1, 2008, the Company held $55.0 million in face value of auction rate securities, all of which carry AAA/Aaa ratings. Included in this amount are $40.5 million in face value of auction rate securities that are experiencing failed auctions as a result of more sell orders than buy orders, and these auctions have not yet returned to normal operations. The interest rate for these securities has been set at the maximum rate specified in the program documents (a predetermined basis points spread over LIBOR), and interest continues to be paid every 28 days as scheduled. As a result of the lack of continuing liquidity in these securities, the Company has adjusted the reported value to reflect an unrealized loss of $3.2 million, which the Company considers temporary and is reflected in other comprehensive income. In valuing these securities, the Company used a multi-year investment horizon and considered the underlying risk of the securities and the current market interest rate environment. The Company has the ability and intent to hold these securities until such time that market liquidity returns to normal levels, and does not consider the principal or interest amounts on these securities to be materially at risk at this time. As there is uncertainty as to when market liquidity for auction rate securities will return to normal, the Company has classified the failing auction rate securities as long-term investments on the balance sheet. As at March 1, 2008, the Company does not consider these investments to be other-than-temporarily impaired.
Structured Investment Vehicle
A Structured Investment Vehicle (“SIV”) is a fund that seeks to generate investment returns by purchasing high grade long-term fixed income instruments and funding those purchases by issuing short-term debt instruments. In late 2007, widespread illiquidity in the market has prevented many SIVs from accessing necessary funding for ongoing operations. As at March 1, 2008, the Company held $40.0 million face value of SIV securities that were negatively impacted by the changes in market conditions and has recognized through net income an other-than temporary impairment charge of $5.6 million on these securities for the year ended March 1, 2008.
In determining the value for these securities, the Company has considered available evidence including changes in general market conditions, specific industry and individual company data, the length of time and the extent to which the fair value has been less than cost, the financial condition, the near-term prospects of the individual investment and the Company’s intent and ability to hold the debt securities.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
One of the programs with a $25.0 million face amount included in the total $40.0 million of SIV holdings has been placed with an enforcement manager to be restructured or sold at the election of each senior note holder. The Company has elected to participate in the restructuring of the securities. The Company believes that the anticipated restructuring will likely result in extended maturities and/or a pro-rata distribution of proceeds from the income and principal payments on the assets underlying the securities. Given the uncertainty of the restructuring at this time, the Company cannot determine the potential impact that a restructuring will have on the value of these securities and has classified these securities as long-term investments. The Company may recognize additional impairment charges on these securities if the restructuring is unsuccessful or there is an other-than temporary deterioration in the value of the underlying assets.
The remaining $15.0 million face amount of SIV holdings were sold by the Company subsequent to March 1, 2008 for a realized loss of $1.8 million. This loss is included in the other-than-temporary impairment charge as described above and these securities have been classified as short-term investments as of March 1, 2008.
Fiscal year ended March 1, 2008 compared to fiscal year ended March 3, 2007
Operating Activities
Cash flow provided by operating activities was $1.58 billion in fiscal 2008 compared to cash flow provided by operating activities of $735.7 million in the preceding fiscal year, representing an increase of $841.1 million. The table below summarizes the key components of this net increase.

	Fiscal Year Ended
			Change-Fiscal
	March 1, 2008	March 3, 2007	2008/2007

Net income	$1,293,867	$631,572	$662,295

Amortization	177,366	126,355	51,011
Deferred income taxes	(67,244)	101,576	(168,820)
Stock-based compensation	33,700	19,063	14,637

Changes in:
Trade receivables	(602,055)	(254,370)	(347,685)
Other receivables	(34,515)	(8,300)	(26,215)
Inventory	(140,360)	(121,238)	(19,122)
Accounts payable	140,806	47,625	93,181
Accrued liabilities	383,020	119,997	263,023
Income taxes payable	406,243	83,310	322,933
All other	(14,069)	(9,921)	(4,148)

Cash flows from operating activities	$1,576,759	$735,669	$841,090

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Financing Activities
Cash flow provided by financing activities was $80.4 million for fiscal 2008 and was primarily provided by the proceeds from the exercise of stock options in the amount of $62.9 million, as well as the voluntary payments of CAD $7.5 million each made by the co-CEOs. The cash flow used in financing activities in fiscal 2007 in the amount of $153.7 million was primarily attributable to the repurchase of 3.2 million common shares in the amount of $203.9 million pursuant to the Company’s Common Share Repurchase Program, offset in part by the proceeds from the exercise of stock options in the amount of $44.5 million.
Investing Activities
During the fiscal year ended March 1, 2008, cash flow used in investing activities was $1.15 billion and included capital asset additions of $351.9 million and intangible asset additions of $374.1 million, as well as transactions involving the proceeds on sale or maturity of short-term investments and long-term investments, net of the costs of acquisitions in the amount of $421.7 million. For the prior fiscal year, cash flow used in investing activities was $364.6 million and included capital asset additions of $254.0 million, intangible asset additions of $60.3 million, business acquisitions in the amount of $116.2 million offset in part by transactions involving the proceeds on sale or maturity of short-term investments and long-term investments, net of the costs of acquisition, amounting to $65.9 million. The increase in capital asset spending was primarily due to increased investment in renovations to existing facilities, expansion and enhancement of the BlackBerry infrastructure and computer equipment purchases. The increase in intangible asset spending was associated with two patent assignment and license agreements to acquire portfolios of patents for a total of $262.3 million. All acquired patents were recorded as Intangible assets and are being amortized over their estimated useful lives.
Aggregate Contractual Obligations
The following table sets out aggregate information about the Company’s contractual obligations and the periods in which payments are due as at March 1, 2008:

			One to		Greater
		Less than One	Three	Four to	than Five
	Total	Year	Years	Five Years	Years

Long-term debt	$7,608	$349	$7,259	$—	$—
Operating lease obligations	123,847	15,679	39,828	20,213	48,127
Purchase obligations and commitments	1,947,529	1,947,529	—	—	—

Total	$2,078,984	$1,963,557	$47,087	$20,213	$48,127

Purchase obligations and commitments of $1.9 billion as of March 1, 2008, in the form of purchase orders or contracts, are primarily for the purchase of raw materials, as well as capital assets and other goods and services. The expected timing of payment of these purchase obligations and commitments is estimated based upon current information. The timing of payments and actual amounts paid may be different depending upon the time of receipt of goods and services or changes to agreed-upon amounts for some obligations.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
The Company has commitments on account of capital expenditures of approximately $52 million included in the $1.9 billion above, primarily for manufacturing and IT, including service operations. The Company intends to fund current and future capital asset expenditure requirements from existing financial resources and cash flows.
On March 31, 2008, the Company entered into 2 separate patent assignment and license transactions. One agreement was to acquire a portfolio of patents for GSM technologies for a purchase price of 35 million Euros, or approximately $55 million based on current foreign exchange rates. The other agreement was to acquire a portfolio of patents relating to wireless communication technologies for a purchase price of $12 million. The patents will be recorded as non-current assets and amortized over their estimated useful lives.
The Company has obligations payable in the first quarter of fiscal 2009 of approximately $475 million for payment of income taxes relating to fiscal 2008. The amounts have been included as Current liabilities in Income tax payable as of March 1, 2008 and the Company intends to fund these obligations from existing financial resources and cash flows.
The Company has not declared any cash dividends in the last three fiscal years.
Cash and cash equivalents, short-term investments and long-term investments were $2.34 billion as at March 1, 2008. The Company believes its financial resources, together with expected future earnings, are sufficient to meet funding requirements for current financial commitments, for future operating and capital expenditures not yet committed, and also provide the necessary financial capacity to meet current and future growth expectations.
The Company has a $100 million Demand Credit Facility (the“Facility”) to support and secure operating and financing requirements. As at March 1, 2008, the Company has utilized $18.4 million of the Facility for outstanding Letters of Credit and $81.6 million of the Facility was unused. The Company has pledged specific investments as security for this Facility.
The Company has an additional $2.6 million Demand Credit Facility (the “Additional Facility”). The Additional Facility is used to support and secure other operating and financing requirements. As at March 1, 2008, the Company has utilized $1.5 million of the Additional Facility for outstanding letters of credit and $1.1 million of the Additional Facility was unused. The Company has pledged specific investments as security for this facility.
The Company does not have any off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of Regulation S-K under the Exchange Act and under applicable Canadian securities laws.
Market Risk of Financial Instruments
The Company is engaged in operating and financing activities that generate risk in three primary areas:
Foreign Exchange
The Company is exposed to foreign exchange risk as a result of transactions in currencies other than its functional currency, the U.S. dollar. The majority of the Company’s revenues in fiscal 2008 are transacted in U.S. dollars. Portions of the revenues are denominated in British Pounds, Canadian dollars and Euros. Purchases of raw materials are primarily transacted in U.S. dollars. Other expenses, consisting of the majority of salaries and income taxes, certain operating costs and manufacturing overhead are incurred primarily in Canadian dollars. At March 1, 2008, approximately 13% of cash and cash equivalents, 35% of trade receivables and 15% of accounts payable and accrued liabilities are denominated in foreign currencies (March 3, 2007 — 3%, 30% and 14%, respectively). These foreign currencies primarily include the British Pound, Canadian

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
dollar, and Euro. As part of its risk management strategy, the Company maintains net monetary asset and/or liability balances in foreign currencies and engages in foreign currency hedging activities using derivative financial instruments, including currency forward contracts and currency options. The Company does not use derivative instruments for speculative purposes. The principal currencies hedged include the British Pound, Canadian dollar and Euro.
The Company has entered into forward contracts to hedge exposures relating to foreign currency anticipated transactions. These contracts have been designated as cash flow hedges, with the resulting changes in fair value recorded in other comprehensive income, and subsequently reclassified to earnings in the period in which the cash flows from the associated hedged transactions affect earnings. These cash flow hedges were fully effective at March 1, 2008. As at March 1, 2008, the net unrealized gain on these forward contracts was approximately $35.0 million (March 3, 2007 — net unrealized loss of $7.8 million). Unrealized gains associated with these contracts were recorded in Other current assets and Accumulated other comprehensive income. Unrealized losses were recorded in Accrued liabilities and Accumulated other comprehensive income.
The Company has entered into forward contracts to hedge certain monetary assets and liabilities that are exposed to foreign currency risk. These contracts are considered economic hedges that are not subject to hedge accounting, with gains and losses on the hedge instruments being recognized in earnings each period, offsetting the change in the U.S. dollar value of the hedged asset or liability. As at March 1, 2008, a net unrealized loss of $6.9 million was recorded in respect of this amount (March 3, 2007 — net unrealized gain of $0.5 million). Unrealized gains associated with these contracts were recorded in Other current assets and Selling, marketing and administration. Unrealized losses were recorded in Accrued liabilities and Selling, marketing and administration.
Interest Rate
Cash, cash equivalents and investments are invested in certain instruments of varying maturities. Consequently, the Company is exposed to interest rate risk as a result of holding investments of varying maturities. The fair value of investments, as well as the investment income derived from the investment portfolio, will fluctuate with changes in prevailing interest rates. The Company does not currently use interest rate derivative financial instruments in its investment portfolio.
Credit and Customer Concentration
The Company has historically been dependent on an increasing number of significant telecommunication carriers and on larger more complex contracts with respect to sales of the majority of its products and services. The Company is experiencing significant sales growth in North America and internationally, resulting in the growth in its carrier customer base in terms of numbers, sales and trade receivables volumes and in some instances new or significantly increased credit limits. The Company, in the normal course of business, monitors the financial condition of its customers and reviews the credit history of each new customer. The Company establishes an allowance for doubtful accounts that corresponds to the specific credit risk of its customers, historical trends, and economic circumstances. The Company also places insurance coverage for a portion of its foreign trade receivables. The allowance as at March 1, 2008 is $2.0 million (March 3, 2007 — $1.8 million). While the Company sells to a variety of customers, three customers comprised 19%, 14% and 10% of trade receivables as at March 1, 2008 (March 3 , 2007 — two customers comprised 23% and 13%). Additionally, three customers comprised 21%, 15% and 12% of the Company’s fiscal 2008 annual sales (fiscal 2007 annual sales — four customers comprised 19%, 14%, 11% and 11%).

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
The Company is exposed to credit risk on derivative financial instruments arising from the potential for counterparties to default on their contractual obligations. The Company mitigates this risk by limiting counterparties to highly rated financial institutions and by continuously monitoring their creditworthiness. The Company’s exposure to credit loss and market risk will vary over time as a function of currency exchange rates. The Company measures its counterparty credit exposure as a percentage of the total fair value of the applicable derivative instruments. Where the net fair value of derivative instruments with any counterparty is negative, the Company deems the credit exposure to that counterparty to be nil. As at March 1, 2008, the maximum credit exposure to a single counterparty, measured as a percentage of the total fair value of derivative instruments with net unrealized gains was 40% (March 3, 2007 — nil, March 4, 2006 — 46%).
The Company is exposed to market and credit risk on its investment portfolio. The Company reduces this risk by investing in liquid, investment grade securities and by limiting exposure to any one entity or group of related entities. As at March 1, 2008, no single issuer represented more than 9% of the total cash, cash equivalents and investments (March 3, 2007 — no single issuer represented more than 9% of the total cash, cash equivalents and investments).
Market values are determined for each individual security in the investment portfolio. The Company assesses declines in the value of individual investments for impairment to determine whether the decline is other-than- Research In Motion Limited temporary. The Company makes this assessment by considering available evidence, including changes in general market conditions, specific industry and individual company data, the length of time and the extent to which the fair value has been less than cost, the financial condition, the near-term prospects of the individual investment and the Company’s ability and intent to hold the debt securities to maturity. As of March 1, 2008, the Company has recorded a $5.6 million other-than-temporary impairment on specific SIV holdings. See “Liquidity and Capital Resources — Structured Investment Vehicle”.